SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 9)*

BeiGene, Ltd.
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

07725L102**
(CUSIP number)

Alexandra A. Toohey Chief Financial Officer Baker Bros. Advisors LP 860 Washington Street, 3rd Floor New York, NY 10014 (212) 339-5690
(Name, address and telephone number of person authorized to receive notices and communications)

May 3, 2023
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(Continued on the following pages)

(Page 1 of 10 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

**This CUSIP applies to the American Depositary Shares, each representing thirteen Ordinary Shares

CUSIP No. 07725L102	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 152,522,377 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 152,522,377 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 152,522,377 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1) Includes 151,695,661 of the Ordinary Shares (“Ordinary Shares”) of BeiGene, Ltd. (the “Issuer”) reported that are beneficially owned through American Depositary Shares (“ADS”), 34,164 Ordinary Shares received from vested restricted stock units of the Issuer, 33,384 Ordinary Shares underlying 33,384 restricted stock units solely payable in Ordinary Shares (each, an “RSU”) vesting in 60 days and 759,122 Ordinary Shares underlying 759,122 options to purchase Ordinary Shares (“Share Options”). Each ADS represents 13 Ordinary Shares of the Issuer.

(2) Based on 1,359,052,003 Ordinary Shares outstanding at April 30, 2023 as reported by the Issuer on the Hong Kong Exchange and Clearing Limited (“HKEX”) on May 3, 2023.

CUSIP No. 07725L102	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 152,522,377 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 152,522,377 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 152,522,377 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1) Includes 151,695,661 of the Ordinary Shares the Issuer reported that are beneficially owned through ADS, 34,164 Ordinary Shares received from vested RSUs, 33,384 Ordinary Shares underlying 33,384 RSUs vesting in 60 days and 759,122 Ordinary Shares underlying 759,122 Share Options. Each ADS represents 13 Ordinary Shares of the Issuer.

(2) Based on 1,359,052,003 Ordinary Shares outstanding at April 30, 2023 as reported by the Issuer on the HKEX on May 3, 2023.

CUSIP No 07725L102	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 152,978,037 (1)
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 152,978,037 (1)
	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 152,978,037 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1) Includes 152,151,311 of the Ordinary Shares the Issuer reported that are beneficially owned through ADS, 34,164 Ordinary Shares received from vested RSUs, 33,384 Ordinary Shares underlying 33,384 RSUs vesting in 60 days and 759,122 Ordinary Shares underlying 759,122 Share Options. Each ADS represents 13 Ordinary Shares of the Issuer.

(2) Based on 1,359,052,003 Ordinary Shares outstanding at April 30, 2023 as reported by the Issuer on the HKEX on May 3, 2023.

CUSIP No. 07725L102	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 152,978,037 (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER: 152,978,037 (1)
	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 152,978,037 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1) Includes 152,151,311 of the Ordinary Shares the Issuer reported that are beneficially owned through ADS, 34,164 Ordinary Shares received from vested RSUs, 33,384 Ordinary Shares underlying 33,384 RSUs vesting in 60 days and 759,122 Ordinary Shares underlying 759,122 Share Options. Each ADS represents 13 Ordinary Shares of the Issuer.

(2) Based on 1,359,052,003 Ordinary Shares outstanding at April 30, 2023 as reported by the Issuer on the HKEX on May 3, 2023.

CUSIP No. 07725L102	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS FBB3 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 144,517 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 144,517 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,517 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 144,508 Ordinary Shares reported that are beneficially owned through ADS.
(2)	The percentage is less than 0.1% based on 1,359,052,003 Ordinary Shares outstanding at April 30, 2023 as reported by the Issuer on the HKEX on May 3, 2023.

Amendment No. 9 to Schedule 13D

This Amendment No.9 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP), LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker and FBB3 LLC (“FBB3”) (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power over securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 9 are incorporated herein by reference.

Set forth below is the aggregate number of Ordinary Shares of BeiGene, Ltd. (the “Issuer”) directly held by the Funds, 151,695,661 of which are directly held by the Funds through American Depositary Shares (“ADS”), along with the percentage of the Issuer’s outstanding Ordinary Shares such holdings represent. The information set forth below is based on 1,359,052,003 Ordinary Shares outstanding at April 30, 2023 as reported by the Issuer on the Hong Kong Exchange and Clearing Limited (“HKEX”) on May 3, 2023. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Name	Number of Ordinary Shares we own or have the right to acquire within 60 days	Percent of Class Outstanding
667, L.P.	12,596,280	0.9%
Baker Brothers Life Sciences, L.P.	139,099,427	10.3%
Total	151,695,707	11.2%

Michael Goller and Ranjeev Krishana, full-time employees of the Adviser, have served on the board of directors of the Issuer (the “Board”) since April 21, 2015 and October 7, 2014, respectively. Prior to serving on the Board, Michael Goller was a Board observer. Michael Goller and Ranjeev Krishana currently serve on the Board as representatives of the Funds. Michael Goller and Ranjeev Krishana each hold 379,561 options to purchase Ordinary Shares (“Share Options”) received in connection with their service on the Board which are exercisable within 60 days from the date of this Amendment No. 9. Michael Goller and Ranjeev Krishana each hold 17,082 Ordinary Shares which were received upon the vesting of restricted stock units (“RSUs”) in connection with their service on the Board. Michael Goller and Ranjeev Krishana each hold 16,692 RSUs which were received in connection with their service on the Board and which vest within 60 days of the date of this Amendment No. 9. The policy of the Funds and the Adviser does not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for their service.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Julian C. Baker and Felix J. Baker are also the sole managers of FBB3 and by policy they do not transact in or vote the securities of the Issuer held by FBB3.

(c) None of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is supplemented and amended, as the case may be, as follows:

On May 3, 2023, the Issuer and the Funds along with 14159, L.P., Hillhouse BGN Holdings Limited, HHLR Fund L.P., and YHG Investment L.P. entered into Amendment No. 2 (the “Second Amendment”) to the Registration Rights Agreement that was previously disclosed and entered into on November 16, 2016 and subsequently amended on December 1, 2020. Pursuant to the Second Amendment, the Issuer’s registration obligations under the Registration Rights Agreement will continue in effect for up to another three years, until December 31, 2026, unless otherwise terminated pursuant to the Registration Rights Agreement, as amended. Other than such modification the terms and conditions of the Registration Rights Agreement remain in full force and effect.

The foregoing description of the Second Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Amendment, which is incorporated by reference as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	Materials to be filed as Exhibits

Exhibit	Description
99.1	Amendment No. 2 to Registration Rights Agreement, dated May 3, 2023, by and among the Issuer, the Funds, 14159, L.P., Hillhouse BGN Holdings Limited, HHLR Fund, L.P. and YHG Investment, L.P. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 4, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 2023

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB3 LLC
/s/ Julian C. Baker
Name: Julian C. Baker
Title: Manager